EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459





# FORM 6-K

## Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.

**June 11, 2002**

# Compañía Internacional de Telecomunicaciones S.A.

(Exact name of registrant as specified in its charter)

# International Telecommunications Company Inc.

(Translation of registrant's name into English)

**Tucumán 1, 18th Floor**
**1049 Buenos Aires, Argentina**
(Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F __X__ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __N/A__

## COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.

### TABLE OF CONTENTS

ERRATUM

The exchange offer preliminary prospectus included in the registration statement on Form F-4 (the "Registration Statement") that was filed by Compañia Internacional de Telecomunicaciones S.A. ("Cointel") with the SEC on February 9, 1998 and the final prospectus issued in connection with the registration of Cointel's Series A Notes due 2004 contained typographical errors.

References to Ps. 20 million in subparagraphs (f) and (g) under "Events of Default" on page 136 should read US$20 million and the reference to Ps. 15 million in subparagraph (h) of "Events of Default" on page 136 should read US$15 million. These corrected references conform to the terms of the Indenture dated July 31, 1997 and the form of note (filed as an exhibit to the Registration Statement) and the original offering memorandum dated July 24, 1997.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Internacional de Telecomunicaciones S.A.

Date: June 11, 2002

By: /s/ Fernando Raul Borio
Name: Fernando Raul Borio
Title: General Secretary